UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sunlight Financial Holdings Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

86738J106

(CUSIP Number)

David A. Haynes

Chief Operating Officer

FTV Capital

555 California Street, Suite 2850

San Francisco, CA 94104

(415) 229-3000

July 9, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86738J106

1.	Name of Reporting Person FTV V, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,271,539
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,271,539

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,271,539
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 29.78%(1)
14.	Type of Reporting Person PN

(1)

Percentage is calculated based on 84,837,655 (excludes 1,535,941 of shares held by the Issuer in respect of net withholding for tax payments) shares of Class A common stock issued and outstanding as of July 9, 2021, as reported on the Issuer’s Current Report on Form 8-K, filed on July 15, 2021.

CUSIP No. 86738J106

1.	Name of Reporting Person FTV Management V, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,271,539
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,271,539

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,271,539
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 29.78%(1)
14.	Type of Reporting Person OO

(1)

Percentage is calculated based on 84,837,655 (excludes 1,535,941 of shares held by the Issuer in respect of net withholding for tax payments) shares of Class A common stock issued and outstanding as of July 9, 2021, as reported on the Issuer’s Current Report on Form 8-K, filed on July 15, 2021.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of Sunlight Financial Holdings, Inc., f/k/a Spartan Acquisition Corp. II (the “Issuer”). The principal executive offices of the Issuer are located at 101 N. Tryon Street, Suite 1000, Charlotte, NC 28246. The Issuer’s Class A common stock is listed on the New York Stock Exchange under the symbol “SUNL.”

Item 2. Identity and Background

(a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i) FTV V, L.P., a Delaware limited partnership (“FTV LP”); and

(ii) FTV Management V, L.L.C, a Delaware limited liability company (“FTV LLC”), in its capacity as general partner of FTV LP.

Each of FTV LP and FTV LLC is sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. A Joint Filing Agreement among the Reporting Persons is attached here to as Exhibit 1.

(b) The principal business address for the Reporting Persons is C/O FTV Capital, 555 California Street, Suite 2850, San Francisco, CA 94104.

(c) The Reporting Persons are primarily involved in investment activities, and the address of each Reporting Person is set forth in (b).

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) FTV LP is a Delaware limited partnership and FTV LLC is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The responses to Item 4 and Item 6 of this Statement are incorporated herein by reference.

Item 4. Purpose of Transaction

The information set forth in Item 6 of this Statement is hereby incorporated herein by reference.

The Reporting Persons hold the Class A common stock for investment purposes, but they may review and evaluate strategic alternatives, opportunities to increase shareholder value, Issuer operations, governance and control, and other matters related to the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Statement, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Statement.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer

(a)—(b) The information relating to the beneficial ownership of the Class A common stock, by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information assumes there are 84,837,655 (excludes 1,535,941 of shares held by the Issuer in respect of net withholding for tax payments) shares of Class A common stock issued and outstanding as of July 9, 2021, as reported on the Issuer’s Current Report on Form 8-K, filed on July 15, 2021.

FTV LP directly holds 25,271,539 Class A common stock. The general partner of FTV LP is FTV LLC. FTV LLC is controlled by its managing members. Any action by FTV LLC with respect to the Issuer or the Issuer’s securities held by the Reporting Persons, including voting and dispositive decisions, requires at least a majority vote of the managing members. Under the so-called “rule of three,” because voting and dispositive decisions are made by at least a majority of the managing members, none of the managers is deemed to be a beneficial owner of the Issuer’s securities held by the Reporting Persons. By virtue of their relationship, each Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Class A common stock as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that any such person or individual described herein is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Class A common stock during the past 60 days.

(d) Except as stated within this Item 5, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A common stock of the Issuer reported by this Statement.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Business Combination Agreement

On July 9, 2021 (the “Closing Date”), the Issuer consummated the previously announced business combination pursuant to that certain business combination agreement, dated as of January 23, 2021 (the “Business Combination Agreement”), by and among, the Issuer, SL Invest I Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“MergerCo1”), SL Invest II LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“MergerCo2”), SL Financial Investor I LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Holdings I”), SL Financial Investor II LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Holdings II”), SL Financial Holdings Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Spartan Sub”), SL Financial LLC, a Delaware limited liability company and wholly owned subsidiary of Spartan Sub (“OpCo Merger Sub” and collectively with MergerCo1, MergerCo2, Holdings I, Holdings II and Spartan Sub, the “Spartan Subsidiaries”), Sunlight Financial LLC, a Delaware limited liability company (“Sunlight”), FTV-Sunlight, Inc., a Delaware corporation (“FTV Blocker”) and Tiger Co-Invest B Sunlight Blocker, LLC, a Delaware limited liability company (“Tiger Blocker,” and collectively with FTV Blocker, the “Blockers”).

Pursuant to the Business Combination Agreement, on the Closing Date, among other things:

(a)	OpCo Merger Sub merged with and into Sunlight, with Sunlight surviving the merger (the “OpCo Merger”);

(b)

immediately following the OpCo Merger, (i) MergerCo1 merged with and into FTV Blocker, with FTV Blocker surviving as a wholly owned subsidiary of the Issuer (the “First FTV Blocker Merger”) and immediately thereafter, FTV Blocker merged with and into Holdings I, with Holdings I surviving the merger as a wholly owned subsidiary of the Issuer (the “Second FTV Blocker Merger” and together with the First FTV Blocker Merger, the “FTV Blocker Mergers”) and (ii) MergerCo2 merged with and into Tiger Blocker, with Tiger Blocker surviving as a wholly owned subsidiary of the Issuer (the “First Tiger Blocker Merger”) and immediately thereafter, Tiger Blocker merged with and into Holdings II, with Holdings II surviving the merger as a wholly owned subsidiary of the Issuer (the “Second Tiger Blocker Merger” and together with the First Tiger Blocker Merger, the “Tiger Blocker Mergers,” and together with the FTV Blocker Mergers, the “Blocker Mergers”); and

(c)

immediately following the effective time of the Blocker Mergers, the Issuer contributed all of its remaining assets (other than the membership interests in each of Holdings I and Holdings II and the stock in Spartan Sub) to Spartan Sub and Spartan Sub in turn contributed such assets to Sunlight in exchange for units representing limited liability company interests in Sunlight designated as Class X Units and warrants of Sunlight.

In connection with the above described transactions, on the Closing Date, FTV LP received 25,271,539 Class A common stock and $91,107,872.07 in cash.

This summary is qualified in its entirety by reference to the text of the Business Combination Agreement, which is attached hereto as Exhibit 2 and is incorporated by reference.

Investor Rights Agreement

On the Closing Date, the Holders (as defined therein), including, the Issuer, FTV LP and certain other holders, entered into the Investor Rights Agreement, pursuant to which, among other things, (a) Holders will have certain resale registration rights and governance rights (b) within 30 calendar days after the Closing Date, the Issuer will file with the SEC a registration statement registering the resale of certain securities held by or issuable to the Holders, and the Issuer will use its reasonable best efforts to have such registration statement declared effective as soon as reasonably practicable after the filing thereof, and (c) certain Holders with the right to nominate individuals to the Issuer’s board of directors. Effective of the Closing Date, Brad Bernstein, as nominee of the Reporting Persons, was elected to serve as Class II director on the Issuer’s Board of Directors.

Pursuant to the Investor Rights Agreement, on the Closing Date, FTV LP is subject to a lock-up on (i) 80% of its Class A common stock until the one-year anniversary of the Closing Date, or earlier if, among other things, the last sale price of the Class A common stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period commencing at least 150 days after the Closing Date; and (ii) 20% of their Class A common stock until the six-month anniversary of the Closing Date, or earlier if, among other things, the last sale price of the Class A common stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period ending at least 90 days after the Closing Date.

This summary is qualified in its entirety by reference to the text of the Investor Rights Agreement, which is attached hereto as Exhibit 3 and incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement among the Reporting Persons, dated as of July 19, 2021.

2	Business Combination Agreement, dated as of January 23, 2021, by and among the Issuer, the Spartan Subsidiaries, FTV Blocker, Tiger Blocker and Sunlight. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed January 25, 2021).

3	Investor Rights Agreement, dated July 9, 2021, by and among the Issuer, FTV LP and the other stockholders named therein (incorporated by reference to Exhibit 10.16 to the Issuer’s Current Report on Form 8-K filed July 15, 2021).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2021

FTV V, L.P.

By:	FTV Management V, L.L.C.
Its:	General Partner

By:	/s/ David Haynes
Name: David Haynes
Title: Managing Member

FTV Management V, L.L.C.

By:	/s/ David Haynes
Name: David Haynes
Title: Managing Member